February 7, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Elaine Wolff

Re:	Sweetskinz Holdings, Inc. - Request for Withdrawal of Registration Statement No. 333-135067 on Form SB-2 (“Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Sweetskinz Holdings, Inc., a Delaware corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement. The Company finds itself capital constrained to the extent that we cannot go forward with our business plan unless we secure financing from a third party within the next 30 days or so. We have determined that in order to achieve our financing goals, such financier must settle with our current debenture holders, as such debentures are an impediment to any realistic financing objective. Further, we do not envision our business being cash-flow positive for many months at the earliest, and we will not be in a position to properly maintain a public status until such time that our business allows. As a result of the above, the Company does not believe it is possible to complete the offering for which the Registration Statement was filed without raising additional funds and further developing our business.

The board of directors of the Company believes that it is in the best interest of the Company and consistent with the public interest to withdraw the above-referenced Registration Statement in reliance on Rule 155(c), and respectfully requests that the Commission consent to such withdrawal. I hereby confirm that no securities were issued pursuant to the Registration Statement. In addition, the Company may undertake a subsequent private offering in reliance on Rule 155(c).

Should you have any questions or comments on this matter, please contact our counsel, William S. Rosenstadt of Rubin, Bailin, Ortoli LLP. Mr. Rosenstadt may be reached at (212) 935-0900.

Thank you for your consideration in this matter.

Best regards,

/s/ Andrew Boyland
Chief Executive Officer